EXHIBIT 99.1

BCE INC.

Safe Harbour Notice Concerning
Forward-Looking Statements

February 10, 2011

Safe Harbour Notice Concerning Forward-Looking Statements

In this document, references to we, us, our and BCE refer to BCE Inc., its direct and indirect subsidiaries and joint ventures. Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis. Bell Aliant means Bell Aliant Inc. (the successor to Bell Aliant Regional Communications Income Fund) and its subsidiaries.

Certain statements made in the presentation entitled “Bell 2011 Analyst Guidance Call”, dated February 10, 2011, and certain oral statements made by our senior management during Bell’s 2011 analyst guidance call held on February 10, 2011 (Bell’s 2011 Analyst Guidance Call), including, but not limited to, statements relating to BCE’s financial guidance (including revenues, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow)1, BCE’s business outlook, objectives, plans and strategic priorities, BCE Inc.’s 2011 annualized common share dividend and common share dividend policy, the expected achievement of a surplus position in Bell Canada’s defined benefit pension plan by the end of 2014, Bell Canada’s expected cash taxes for 2011 and 2012, the proposed acquisition by BCE Inc. of the remaining 85% interest in CTVglobemedia Inc. (CTVglobemedia) that it does not already own, and other statements that are not historical facts, are forward-looking statements. In addition, we or others on our behalf may make other written or oral statements that are forward-looking from time to time. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements made in the presentation entitled “Bell 2011 Analyst Guidance Call”, or made orally during Bell’s 2011 Analyst Guidance Call, are made as of February 10, 2011 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our financial guidance, business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking

1	Refer to footnotes 2 to 5 in Section A.I for a definition of, and other information concerning, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow.

statements made in writing in connection with, or orally during, Bell’s 2011 Analyst Guidance Call are provided for the purpose of giving information about management’s current expectations and plans relating in particular to 2011 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Sections A, B and C of this document contain, respectively, a description of:

  the principal forward-looking statements made by BCE during Bell’s 2011 Analyst Guidance Call;

  the material assumptions made by BCE in developing such principal forward-looking statements; and

  the principal known risks that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from our current expectations expressed in or implied by our principal forward-looking statements.

A.    FORWARD-LOOKING STATEMENTS

I.	2011 FORWARD-LOOKING STATEMENTS

This section outlines the principal elements of financial guidance, prepared under International Financial Reporting Standards (IFRS), provided by BCE for 2011.

Bell (Excluding Bell Aliant)	Guidance for 2011

Revenue growth	1% to 2%
EBITDA[2] growth	2% to 4%
Capital Intensity[3]	approximately 16%

2

We define EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

3	Capital Intensity means capital expenditures as a percentage of revenues.

BCE Inc.	Guidance for 2011

Adjusted EPS[4] and growth	$2.90 to $3.00 (4% to 8%)
Free Cash Flow and growth[5]	$2,200 million to $2,300 million (2% to 6%)
Annualized common share dividend[6]	$1.97 per share[7]

II.	FORWARD-LOOKING STATEMENTS SUBSEQUENT TO 2011

This section outlines certain important forward-looking statements made by BCE under IFRS concerning time periods subsequent to 2011.

Bell Canada	Forward-Looking Statements

Cash taxes	Expected cash taxes for 2012

Pension Surplus	Achieving a surplus position in Bell’s defined benefit pension plan by the end of 2014

B.    MATERIAL ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

A number of assumptions were made by BCE in preparing its forward-looking statements for 2011. These material assumptions are outlined in this section. The reader should note that assumptions made in the preparation of forward-looking statements, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations expressed in or implied by our forward-looking statements.

4

We define Adjusted net earnings as net earnings before restructuring and other and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.
We use Adjusted EPS and Adjusted net earnings, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other, and net (gains) losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

5	We define Free Cash Flow as cash flows from operating activities and dividends received from Bell Aliant less capital expenditures, preferred share dividends, distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow. We consider Free Cash Flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present Free Cash Flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets.
6	Subject to dividends being declared by the board of directors of BCE Inc.
7	Consistent with BCE Inc.’s common share dividend policy with a target dividend payout ratio of 65% to 75% of Adjusted EPS.

I.	MATERIAL ASSUMPTIONS MADE IN THE PREPARATION OF 2011 FORWARD-LOOKING STATEMENTS

Economic Assumptions

Our 2011 forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed that Canadian gross domestic product (GDP) in 2011 will grow by approximately 2.4%, compared to 2010, based on the Bank of Canada’s recent estimate.

Market Assumptions

Our 2011 forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

  cost rationalization and cautious spending by business customers to continue given the modest pace of economic recovery;

  the current levels of residential wireline competition to continue especially from cable companies and providers of Voice over Internet Protocol (VoIP) services;

  higher wireline substitution primarily due to the presence of new wireless entrants and the accelerating adoption of mobile Internet and mobile television; and

  wireless industry penetration gain of 4 to 5 basis points in 2011 stimulated in particular by new entrant competition, the accelerating adoption of smartphones and the use of data applications, as well as by the emergence of new types of wireless devices such as tablets.

Financial and Operational Assumptions

Our 2011 forward-looking statements are also based on various internal financial and operational assumptions.

Bell (excluding Bell Aliant)

Operational Assumptions

We have made the following internal operational assumptions with respect to Bell (excluding Bell Aliant) for 2011:

  our residential and business network access services (NAS) losses to further slow down despite continuing intense competition;

  continued customer migration to Internet Protocol (IP)-based systems and ongoing pricing pressures in our business and wholesale markets;

  Bell Mobility Inc. (Bell Mobility) to maintain its market share of the incumbent wireless postpaid market;

  our ability to leverage our wireless high-speed packet access (HSPA+) network investments to drive a higher mix of smartphone and other high-value customers, resulting in higher data and roaming revenues;

  higher wireless average revenue per unit (ARPU) driven by data usage and roaming growth, offset partly by lower voice ARPU due to increased competition;

  wireless EBITDA margin expansion, despite increased total spending on customer retention and acquisition, due to the favourable impact of significant subscriber loadings in 2010 and year-over-year growth in ARPU;

  continued broadband infrastructure and fibre expansion and upgrades to support our Internet Protocol Television (IPTV) and Internet services;

  approximately 2 million IPTV-ready households and broadband fibre footprint extended to approximately 4 million homes by the end of 2011;

  broadband fibre improvements driving increased subscriber and ARPU growth, as well as lower customer churn;

  IPTV contributing to stronger overall video subscriber growth; and

  wireline expense reductions and operating efficiency gains, resulting from our ongoing focus on cost saving opportunities, to help offset costs associated with scaling our IPTV service and to continue to support maintenance of stable EBITDA margins.

Financial Assumptions

We have made the following internal financial assumptions with respect to Bell (excluding Bell Aliant) for 2011:

  a preliminary pension expense estimate of approximately $120 million, reflecting an estimated accounting discount rate of 5.5% and an expected return on plan assets of 7%, with an estimated above EBITDA current service cost of approximately $170 million and an estimated below EBITDA net pension financing return of approximately $50 million;

  total pension plan cash funding of approximately $400 million;

  cash taxes of approximately $200 million; and

  the repayment of 2011 debt maturities.

BCE

Financial Assumptions

We have made the following internal financial assumptions with respect to BCE Inc. for 2011:

  depreciation and amortization expense slightly lower compared to 2010;

  restructuring and other expenses in the range of $100 million to $150 million;

  a statutory tax rate of approximately 28.3% and an effective tax rate of approximately 25%; and

  an annual common share dividend of $1.97 per share.

II.	MATERIAL ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS SUBSEQUENT TO 2011

BCE’s forward-looking statements for time periods subsequent to 2011 involve longer-term assumptions and estimates than forward-looking statements for 2011 and are consequently subject to greater uncertainty. Therefore, readers are especially cautioned not to place undue reliance on such long-term forward-looking statements.

The forward-looking statement concerning Bell Canada’s cash taxes for 2012 assumes the full utilization in 2012 of Bell Canada’s investment tax credit carry-forwards, the reduction in 2011 of cash taxes due to the voluntary $750 million pension plan contribution made in 2010 and higher levels of taxable earnings.

The forward-looking statement concerning the achievement of a surplus position in Bell Canada’s defined benefit pension plan by the end of 2014 assumes a return on plan assets of approximately 11% for 2010 and 7% for 2011 to 2014, a 4.25% discount rate at the end of 2010, an approximate 100 basis points increase in the discount rate by the end of 2014, and regular annual pension contributions of $400 million from 2011 to 2014. Bell Canada’s ability to make such regular annual pension contributions is in turn subject to the material risks discussed in Section C of this document.

C.    MATERIAL RISKS UNDERLYING OUR FORWARD-LOOKING STATEMENTS

This section describes the principal risks that could have a material adverse effect on our financial condition, results of operations, cash flows or business. These risks could cause our assumptions and estimates to be inaccurate and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements, including our financial guidance and business outlook disclosed on February 10, 2011 during Bell’s 2011 Analyst Guidance Call. Since the realization of our forward-looking statements, including our ability to meet our financial guidance, essentially depends on our business performance which, in turn, is subject to many risks including, without limitation, competitive, technological, economic, financial, regulatory and other risks, the reader is cautioned that all risks described in this Safe Harbour Notice could have a material adverse impact on our forward-looking statements.

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations, cash flows or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event on our financial condition, results of operations, cash flows or business could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.

As a result of BCE Inc.’s strategy of concentrating on Bell Canada’s communications business, BCE Inc.’s financial performance now depends on how well Bell Canada performs financially. Accordingly, the risk factors described below mainly relate to the operations and businesses of Bell Canada and its subsidiaries and joint ventures.

I.	RISKS RELATING TO OUR COMPETITIVE ENVIRONMENT

1.	Introduction

We face intense competition across all business segments and key product lines that could adversely affect our market shares, volumes and pricing strategies and, consequently, our financial results. The rapid development of new technologies, services and products has altered the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution and VoIP, in particular, have reduced barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, personnel and technological resources than has historically been required. We expect this trend to continue in the future, which could adversely affect our growth and our financial performance.

Competition affects our pricing strategies and could reduce our revenues and lower our profitability. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products, or changes in pricing strategies by our competitors, could affect our ability to gain new customers and retain existing ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets. If we fail to do so, our business and market position could be adversely affected.

The Canadian Radio-television and Telecommunications Commission (CRTC) regulates the prices we can charge for basic access services in areas where it determines there is not enough competition to protect the interests of users. To date, the CRTC has determined that competition was sufficient to grant forbearance from price regulation for over 90% of Bell Canada’s residential local telephone service lines and over 80% of Bell Canada’s business local telephone service lines in Ontario and Québec.

2.	Wireline

Our main competitors in local and access services are: TELUS Corporation (TELUS); Allstream Enterprise Solutions (a division of MTS Allstream Inc.) (Allstream); Primus Telecommunications Canada Inc. (Primus); Rogers Cable Communications Inc. (Rogers Cable), in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron Ltée (Vidéotron), in Québec; Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco Cable), in Ontario and Québec;

Bragg Communications Inc. operating under the EastLink trade-name (EastLink); Vonage Canada (a division of Vonage Holdings Corp.) (Vonage); and Shaw Communications Inc. (Shaw), in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

Our major competitors in long distance services are: Allstream; TELUS; Primus; Vonage; dial-around providers, such as Yak and Looney Call, which are divisions of YAK Communications (Canada) Corp. which is owned by Globalive Communications Corp.; prepaid long distance providers, such as Group of Gold Line and Vonage; Cogeco Cable, in Ontario and Québec; Rogers Cable, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron, in Québec; EastLink; and Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

We continue to face cross-platform competition as customers substitute traditional services with new and non-traditional technologies and the rate at which such technology substitution takes place may accelerate. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. In particular, Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants, many of which already started providing services, could cause technology substitution to accelerate.

We are facing significant competitive pressure from cable companies as a result of them offering voice services over their networks. Cable telephony is being driven by its inclusion in discounted bundles and is now offered by cable operators in most major and mid-sized communities and in small communities as well. In addition, certain cable companies have recently launched or intend to launch wireless service, allowing them to offer, like Bell Canada, telephone, Internet, wireless and television services and, consequently, enhancing their ability to leverage discounted bundles. Accordingly, we expect that competitive pressure from cable companies will intensify, which will increase downward pressure on our market share, especially in the residential market. This could have an adverse effect on our business and results of operations.

Although we expect the rate of our residential and business NAS losses to further slow down in 2011, compared to 2010, there is a risk that adverse changes in certain factors, including, in particular, competitive actions by cable providers and increased wireless substitution that may result especially from new entrants providing wireless services at lower prices relative to our prices and those of other incumbent wireless service providers, may result in acceleration, beyond our current assumptions, in our rates of NAS erosion. This could have an adverse effect on our results of operations. Furthermore, additional competitive pressure from the adoption of alternative technologies, products and services is making significant inroads into our legacy services, which typically represent our higher-margin business.

Prices for long distance services have been declining since this segment was opened to competition. Our long distance services continue to face intense competitive pressure given the expanded presence of cable telephony and the continuing impact of non-traditional services, including e-mail and text-messaging, prepaid cards, dial-around services and VoIP, as well as from traditional competitors such as inter-exchange carriers and resellers. We also experience competition from telecommunications providers such as Skype Technologies (a division of

eBay) that provide long distance service at low prices using personal computers and broadband connections.

Competition for contracts to supply communications services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are.

In Bell Aliant’s residential markets, competition is well established. Local telephone service was offered by EastLink in Nova Scotia and Prince Edward Island beginning in 1999 and 2001, respectively. Since then, the competitive local service market has continued to expand with the introduction of local service competition in New Brunswick and Newfoundland and Labrador, as well as in Ontario and Québec. Bell Aliant’s business markets are also increasingly competitive, with competition continuing to come from VoIP providers, cable television operators and system integrators.

The current competitive environment suggests that the number of our legacy wireline customers and the volume of our long distance traffic will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to seek to mitigate these declines through cost reductions and by building the business for newer growth services. However, the margins on newer services are generally less than the margins on legacy services and we cannot provide any assurance that our efforts will be successful. If legacy services margins decline faster than the rate of growth in margins for our newer growth services, our financial performance could be adversely affected. In addition, if customers who stop using our voice services also cease using our other services, our financial performance could be adversely affected. Bringing to market new growth products and services is expensive and inherently risky as it requires capital and other investments at a time when the demand for the products or services is uncertain. It may also require us to compete in areas outside our core connectivity business against highly capable competitors. The launch of new products or services could be delayed or cancelled due to reductions in the amount of available capital to be invested. Any such delay or cancellation could have an adverse effect on our business, cash flows and results of operations.

3.	Wireless

The Canadian wireless telecommunications industry is highly competitive. Competition is based on price, selection of devices, scope of services, technical quality, coverage and capacity of the wireless networks, customer service, breadth of distribution, brand and marketing, as well as the number of wireless operators providing service. We compete for wireless subscribers, dealers and retail distribution outlets, content and device access, and personnel directly with the two other large incumbent national wireless operators, Rogers Wireless Inc. (including its subsidiary Fido Solutions Inc.) and TELUS Mobility (a business unit of TELUS), as well as with four new wireless entrants that, as mentioned below, have already launched wireless service after having acquired spectrum in Industry Canada’s AWS spectrum auction that concluded on July 21, 2008. In addition, there are a number of resellers known as mobile virtual network operators that aggressively introduce, price and market their products and services.

Competition is expected to continue to intensify as a result of Industry Canada’s licensing of AWS spectrum to ten new facilities-based wireless competitors that each acquired spectrum in separate regions, many of which overlap. Following this acquisition of spectrum, four new entrants have already launched wireless service, primarily in major population centres. More specifically, Vidéotron, which launched wireless service on September 9, 2010, provides service in Montréal and other parts of Québec; Globalive Wireless Management Corp. (Globalive) has provided wireless service in Toronto and Calgary since December 2009 and expanded to other large cities in Canada during 2010; Data & Audio Visual Enterprises Wireless Inc. (DAVE) launched wireless service in Toronto in May 2010 and has also started providing wireless service in Vancouver, Calgary and Edmonton; and Public Mobile Inc. (Public Mobile) provides wireless service in the Toronto and Montréal areas since May 2010. In addition to Vidéotron, Globalive, DAVE and Public Mobile, spectrum was also awarded to the following entities, or one of their affiliates: Shaw, EastLink, Celluworld Inc., Rich Telecom Corporation, Blue Canada Wireless Inc. and Novus Wireless Inc. Of those entities, Shaw has publicly declared an expected launch date in 2012, but we are unaware of declarations of expected launch dates from the other entities.

The increase in the level of competitive intensity in the Canadian wireless telecommunications industry will depend on the incumbents’ and new entrants’ pricing, marketing and other strategies. In particular, in order to gain market share, the new entrants’ strategies include price discounting relative to our and other incumbents’ pricing as well as increased competition at the distribution level. They are also pursuing new data content and applications. The new entrants’ pricing and other strategies, as well as the pricing and other strategies of the incumbent wireless service providers in response to the new entrants’ actions, could adversely affect our ability to gain new customers and retain existing ones and could require us to adjust our own pricing and other strategies, which in turn could have an adverse effect on our business and results of operation. The new entrants could achieve higher market shares than we currently expect particularly as a result of their pricing strategies and focused product offerings.

The level of competitive intensity will also depend on the speed at which new entrants will achieve territorial expansion of their wireless service as well as the timing and scope of launch of wireless service by the remaining potential new entrants that have not yet launched service.

We also expect competition to continue to intensify as new technologies, products and services are developed. For example, mobile handsets that bypass wireless service providers’ networks to access the Internet are now available from a number of manufacturers and service providers. If these products significantly penetrate the marketplace, usage of our wireless networks may decline, which could adversely affect our wireless revenues.

The wireless telecommunications industry commits significant resources to research and development (R&D). A majority of this work is expended in the refinement of mainstream wireless standardization activities that result in highly successful technology such as HSPA and long-term evolution (LTE). Some of this technology is transferable into competing or complementary technology tracks that can be standards-based in the case of wireless fidelity (Wi-Fi) and WiMAX or proprietary vendor-specific solutions. Although these technology tracks have not gained significant revenue market share in Canada, we expect that continued development and refinement of the business model will increase competition.

Pressure on our ARPU, costs of acquisition and retention, and EBITDA would likely result if competitors increase subsidies for handsets, particularly for smartphones which could result in acceleration in our smartphone mix faster than currently anticipated, lower airtime and wireless data prices and offer other incentives to attract new customers. Wireless competition is also expected to continue to intensify due to an increased emphasis on new data plans and multi-product bundles including as a result of the ability of certain cable companies to include wireless service in discounted bundles following their acquisition of AWS spectrum and their recent launch or intended launch of wireless service. This emphasis could also pressure our ARPU and increase churn and costs of acquisition and retention.

4.	Internet Access

We compete with cable companies and Internet service providers (ISPs) to provide high-speed and dial-up Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us, which could directly affect our ability to maintain ARPU performance and could adversely affect our results of operations. As previously indicated, certain cable companies have recently launched or intend to launch wireless service enhancing their ability to leverage discounted bundles to retain existing customers and acquire new ones.

Cable companies have aggressively rolled out Internet networks offering higher speeds to their customers, forcing us to incur significant capital expenditures in order to also be able to deploy next-generation fibre networks and thus offer higher Internet speeds as well. The failure to make such continued investments in our Internet networks enabling us to offer Internet services at higher speeds to our customers as well as our inability to offer a different range of products and services compared to our competitors would adversely affect our ability to compete, the pricing of our products and services and our results of operations. Furthermore, as penetration of the Canadian broadband Internet market reaches higher levels, the possibility to acquire new customers increasingly depends on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services, our ability to acquire customers from our competitors is adversely affected.

Developments in wireless broadband services may also lead to increased competition in certain geographic areas. This could have an adverse effect on the ability of our Internet access services business to acquire or retain subscribers and on its financial performance.

In the high-speed Internet access services market, we compete with large cable companies such as: Rogers Cable, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario; and EastLink.

5.	Video

Competition for subscribers is based on the number and kinds of channels offered, quality of the signal, set-top box (STB) features, availability of service in the region, price and customer service. Bell ExpressVu Limited Partnership (Bell TV) competes throughout Canada directly with Shaw which operates a direct-to-home (DTH) satellite TV service as well as a cable TV service in certain provinces, and with cable companies across Canada. Most of these cable companies continue to upgrade their networks, operational systems and services, which will improve their competitiveness. This could negatively affect our financial performance.

We hold broadcasting distribution licences to offer video services for major centres in Ontario and Québec. Fully digital video services are offered as both an IP-based service and as a satellite-based service. These services provide unique competitive advantages relative to analogue cable-TV, such as time-shifted programming flexibility, on-screen caller ID and an all-digital broad selection of channels. The IP-based service was launched on September 13, 2010 as Bell Fibe TV, an advanced IPTV service, in several Toronto and Montréal neighbourhoods. The launch of our IPTV service provides us the opportunity to gain market share and enhance our competitive position in core urban markets starting with the cities of Toronto and Montréal.

Our competitors include Canadian cable companies such as: Rogers Cable, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, with its cable TV service, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and Shaw with its Shaw Direct DTH satellite service; and EastLink. In addition to these traditional video competitors, certain traditional telephone companies have recently launched or are contemplating the launch of IPTV services that would compete with Bell TV in certain markets.

In addition to the licensed broadcast distribution undertakings noted above, new unregulated video services and over-the-top (OTT) content offerings, such as “Netflix” and “HULU”, available over high-speed Internet connections, are beginning to compete with traditional television services and changing our traditional business models. The increased adoption of these alternative TV, or OTT, services by customers is driven in part by evolving technology, changing demographics and viewing preferences. Strategies adopted by the new wireless entrants could also accelerate adoption of alternative TV services and customer losses. In addition, increased speed and bandwidth of networks create platforms for new competition and product substitution. There can be no certainty that we will be able to recuperate investments made to upgrade networks in light of such new competition and product substitution. The continued growth and adoption by customers of these alternative TV services, such as through the adoption of mobile Internet and television over the Internet, could negatively affect our business and results of operation.

We continue to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, we are participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. This competition and the outcome of the related legal actions could have an adverse effect on our business and results of operations.

6.	Wholesale

The main competitors in our wholesale business include both traditional carriers and emerging carriers. Traditional competitors include Allstream and TELUS, both of which may wholesale some or all of the same products and services as Bell Canada. Non-traditional competitors include electrical utility-based telecommunications providers, cable operators, domestic competitive local exchange carriers (CLECs) and U.S.-based carriers for certain services. Despite intense competitive pressure, our new products and unregulated services markets continue to grow. However, growth of end-user technologies such as VoIP is continuing to increase pressure on some legacy product lines.

II.	GENERAL RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

1.   Adverse economic conditions, adverse conditions in the financial markets and the level of retail and commercial activity could have a negative impact on demand for our products and services, potentially reducing revenues and profitability and threatening the ability of our customers to pay their expenses.

Our business is affected by general economic and financial conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets and the level of retail and commercial activity could have a negative impact on demand for our products and services. During these periods, customers may delay buying our products and services, reduce purchases or discontinue using them. Weak economic and financial conditions could lower our revenues and profitability and reduce cash flows from operations. Such conditions could also negatively affect the financial condition and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses, which could adversely affect our results of operations.

Our operational and financial objectives for 2011 may not be achieved depending on the strength and duration of the economic recovery in 2011 and should actual economic growth be slower than currently anticipated.

2.   Failure to achieve our business objectives could have an adverse impact on our financial performance and growth prospects.

We continue to pursue our goal to be recognized by customers as Canada’s leading communications company through focused execution against our five strategic imperatives.

Executing against these imperatives requires shifts in employee skills, investing capital to implement our strategies and operating priorities, as well as targeted cost reductions. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve our business objectives, which could have an adverse effect on our business, financial performance and growth prospects.

Our strategies require us to continue to transform our cost structure. Accordingly, we are continuing to implement several initiatives to reduce costs while containing our capital expenditures. Our objectives for targeted cost reductions continue to be aggressive and there is no assurance that we will be successful in reducing costs, especially because on an ongoing basis, incremental cost savings are more difficult to achieve. Our cost reduction objectives require aggressive negotiations with our key suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues.

Improved customer service and an enhanced perception of Bell Canada’s service offerings by existing and potential customers are critical to increasing customer retention and ARPU and attracting new customers. However, there is a risk that the increasing complexity of our networks could hinder the effective management of such services and networks, which could adversely affect service levels. In particular, our new Bell Fibe TV service delivery platform is built upon a large number of complex sub-systems working together. The increased complexity could hinder our ability to efficiently manage and deliver the service to our customers and thus increase our costs of providing the service. In addition, the increasing number of smartphone users could require more support from our customer contact centres than currently anticipated, which could have an adverse effect on customer service and on our costs of providing such service. Delays in the planned implementation of improvements within our customer contact centres could also adversely affect customer service and delay the achievement of cost reductions.

Accordingly, there is a risk that customer service improvements will be delayed or not be achieved or that, even if achieved, that they will not necessarily translate into an enhanced public perception of Bell Canada’s service offerings, the achievement of customer retention objectives or increased revenues. There is also a risk that customer service improvements will be more costly to implement than currently anticipated, which could adversely affect our results of operations.

If we are unable to achieve any or all of these objectives, our business and results of operations could be adversely affected.

3.   We need to anticipate technological change and invest in or develop new technologies, products and services. If we are unable to upgrade our networks, launch new technologies, products and services on a timely basis or if regulation expands to delay newer technologies, our business and results of operations may be adversely affected.

We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services and short product life cycles. Investment in our networks and in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services are critical to increasing the number of our subscribers and achieving our financial performance objectives.

We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than initially expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulation could be expanded to apply to newer technologies which could delay our launch of new services.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will gain market acceptance. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline and could result in shorter estimated useful lives for existing technologies which could increase depreciation expense. Our failure to upgrade our networks and to successfully develop, implement and market new technologies, products, services or enhancements in a reasonable time could have an adverse effect on our business and results of operations.

4.   We may be required to increase contributions to our employee benefit plans in the future depending on various factors.

The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics, applicable regulations and applicable actuarial standards. Changes in these factors could cause actual future contributions to significantly differ from our current estimates and could require us to increase contributions to our employee benefit plans in the future and, therefore, could have a negative effect on our liquidity and results of operations.

There is no assurance that our pension plans will be able to earn their assumed rate of return. A substantial portion of our pension plans’ assets is invested in both public equity and debt securities. As a result, the ability of our pension plans to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and therefore could also significantly affect our cash funding requirements.

Our expected funding for 2011 is in accordance with the latest pension valuations as of December 31, 2009 filed in May 2010, adjusted to reflect the impact of the federal pension reform passed in June 2010, actual 2010 returns, market conditions at the end of 2010 and taking into account special additional funding of $500 million in 2009 and $750 million in 2010. December 31, 2010 valuation results, to be filed with pension authorities by June 30, 2011, may impact actual funding for 2011.

5.   Our operations depend on how well we protect, maintain and replace our networks, equipment, information technology (IT) systems and software.

Our operations depend on how well we protect our networks, equipment, IT systems and software, and the information stored in our data centres, against damage from fire, natural disaster (including seismic and severe weather-related events such as ice, snow and wind storms, flooding and tornadoes), power loss, building cooling loss, hacking, computer viruses, cyber attacks, disabling devices, acts of war or terrorism, sabotage, vandalism and other events. Global climate change could exacerbate certain of those threats, including the frequency and severity of weather-related events. Our operations also depend on the timely replacement, maintenance and upgrade of our networks, equipment, IT systems and software. Any of these and other events could result in network failures, billing errors and delays in customer service. Our operations also depend on our ability to protect the information stored in our data centres against theft. The theft of such information could adversely affect our customer relationships and expose us to claims in damages by customers.

Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned above, as well as strikes or other work disruptions, bankruptcies or other insolvency proceedings, technical difficulties or other events affecting the networks of these other carriers, could also harm our business and our customer relationships.

6.   The complexity and costs of our IT environment could have an adverse effect on our business and financial results.

We currently have a very large number of highly complex interconnected operational and business support systems. This is typical of incumbent telecommunications service providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining a competitive position and profit margins. As next generation services are introduced, they should be designed to work with both legacy and next generation support systems, which introduces uncertainty with respect to the costs and effectiveness of the solutions and the evolution of systems.

7.   We depend on key third-party suppliers to provide products and services that we need to operate our business.

We depend on key third-party suppliers over which we have no operational or financial control for certain products and services that are critical to our operations. These critical products and services may only be available from a limited number of suppliers. We compete globally with other telecommunications service providers for access to critical products and services, such as handsets, that are provided by such third-party suppliers. Access to such key products and services on a basis allowing us to meet customer demand is critical to our ability to retain and acquire new customers.

If, at any time, suppliers cannot provide us with products or services, including, without limitation, telecommunications equipment, software and maintenance services, that comply with evolving telecommunications standards or that are compatible with our equipment, IT systems and software, our business and results of operations could be adversely affected. In addition, if we are unable to obtain products or services that are essential to our operations on a timely basis and at an acceptable cost, or if telecommunications equipment and other products, such as handsets, that we sell or otherwise provide to customers or the telecommunications equipment and other products that we use to provide services have manufacturing defects, our ability to offer our products and services and to roll out our advanced services, and the quality of our services and networks, may be negatively impacted, our network development and expansion could be impeded, and our business, strategy and results of operations could be adversely affected. These suppliers may be subject to litigation with respect to technology that we depend on for our service offerings. In addition, the business and operations of our suppliers and their ability to continue to provide us with products and services could be adversely affected by various factors, including, without limitation, general economic and financial market conditions, the intensity of competitive activity, labour disruptions, availability of and accessibility to capital, bankruptcy or other insolvency proceedings, and changes in technological standards.

8.   Renegotiating collective bargaining agreements with employees could result in higher labour costs and work disruptions.

Approximately 45% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur, it would not adversely affect service to our customers and our results of operations. In addition, work disruptions experienced by our third-party suppliers, including work slowdowns and work stoppages due to strikes, could harm our business, including our customer relationships and results of operations.

The following collective agreements will expire in 2011:

  the collective agreement between the Communications, Energy and Paperworkers’ Union of Canada (CEP) and Expertech Network Installation Inc. (Expertech) covering approximately 1,005 craft employees will expire on November 30, 2011;

  the collective agreement between the CEP and Bell Aliant Regional Communications, Limited Partnership covering approximately 650 craft employees will expire on November 30, 2011;

  the collective agreement between the CEP and Bell Nordiq Trust covering approximately 230 clerical employees will expire on September 1, 2011;

  the collective agreement between the CEP and Télébec, Limited Partnership (Télébec) covering approximately 220 clerical employees will expire on November 1, 2011;

  the collective agreement between the CEP and NorthernTel, Limited Partnership (NorthernTel) covering approximately 140 craft and clerical employees will expire on February 28, 2011; and

  the collective agreement between the CEP and Bell Canada (Information and Communications Technology) covering approximately 125 clerical employees will expire on May 31, 2011.

In addition, the following describes the status of collective agreements that have already expired:

  the collective agreement between the CEP and Bell Canada covering approximately 770 communications sales employees expired on December 31, 2010. A tentative agreement was signed with the union on January 12, 2011 and will be submitted to union membership for ratification. The results of the ratification vote are scheduled to be announced on February 14, 2011; and

  the collective agreement between the CEP and Expertech covering approximately 165 clerical employees expired on November 30, 2010. Negotiations for the renewal of this agreement have reached an impasse and the CEP filed for conciliation on January 11, 2011.

Conciliation sessions took place on February 2 and 3, 2011. A further conciliation session is scheduled to take place on February 17, 2011 to pursue discussions.

In addition, Bell Mobility was formally notified on October 27, 2010 that the CEP filed an application for certification to represent approximately 1,585 call center employees working in the Mississauga region of Ontario. Submissions have been filed with the Canada Industrial Relations Board relative to this application and a hearing will be scheduled later in 2011. Bell TV was also advised on January 20, 2011 that the CEP filed an application for certification to represent approximately 140 broadcast employees working in the Toronto region of Ontario.

In addition, negotiations with respect to a first collective agreement between the CEP and Bell Canada covering approximately 85 clerical employees located in Western Canada scheduled to commence in the fall of 2010 have been delayed and are tentatively scheduled to start in the latter part of the first quarter of 2011.

9.   The significant increase in Internet broadband demand and in the volume of wireless data-driven traffic could have an adverse effect on our business and financial results.

The demand for video and other bandwidth-intensive applications on the Internet as well as the volume of wireless data-driven traffic have been growing at unprecedented rates. It is expected that growth in such demand and traffic will further accelerate especially due, in the case of wireless data-driven traffic, to the increasing adoption of smartphones and other mobile devices such as tablets. Such rapid growth could drive capacity pressures on our Internet and wireless networks. Consequently, we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion on our Internet and wireless networks beyond those expenditures already anticipated by our subscriber and traffic planning forecasts. We may not be able to recover these costs from customers due to competitors’ short-term pricing of comparable services. There is also a risk that our efforts to optimize network performance, in the face of increasing demand, through paced fibre and equipment deployment, traffic management and rate plan changes could be unsuccessful and/or generate adverse publicity, potentially resulting in an increase in our subscriber churn rate beyond our current expectations, and thereby compromising our efforts to attract new customers. This could have an adverse effect on our business and results of operations.

10.   If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

We have significant cash requirements to implement our business plan and meet our financial obligations. These cash requirements may be adversely affected by the risks associated with our contingencies, off-balance sheet arrangements and assumptions built into our business and financial plans. Our ability to meet our cash requirements and provide for planned growth depends on our having access to adequate sources of capital and on our ability to generate cash flows from operations, which is subject to competitive, technological, economic, financial, regulatory and other risk factors described in this document, many of which are not within our control. Also, the amount of working capital available to operate our business and our ability to achieve our working capital objectives could be adversely impacted by the quality of, and our level of success in collecting, accounts receivable through the use of our employees, systems and technology.

In general, our capital needs are funded from cash generated by our operations or investments, by borrowing from commercial banks, through debt and equity offerings in the capital markets, or by selling or otherwise disposing of assets (including the sale of accounts receivable).

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. An increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us (including through equity offerings). Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or to a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper programs, are with various financial institutions. While it is our intention to renew such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts as a result of the risk factors mentioned herein or as a result of the risks associated with changes in the bank market itself resulting from increased capitalization regulations, reduced lending activity or a reduction in the number of banks providing such services.

If we cannot raise the capital we need to implement our business plan or meet our financial obligations upon acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses, or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations and on our growth prospects.

11.   We may not be able to discontinue certain services as necessary to improve capital and operating efficiencies.

Legacy circuit-based infrastructures are difficult and expensive to operate and to maintain. We are in the process of migrating voice and data traffic from our legacy core circuit-based infrastructures to newer and more efficient IP and packet-based infrastructures. As part of this transformation, we are also planning to discontinue certain services that are based on circuit-based infrastructure and which have very low customer demand. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve the efficiencies as expected and this may adversely affect our results of operations.

12.   Regulatory initiatives or proceedings, pending or future litigation, changes in laws or regulations or government tax audits could have an adverse effect on our business and results of operations.

Our business is affected by decisions made by various regulatory agencies, including the CRTC. Decisions of the CRTC may have an adverse effect on our business and results of operations. In addition, we become involved in various claims and litigation as a part of our business. Pending or future litigation, including an increase in class action claims which, by their nature, could result in sizeable damage awards, could have an adverse effect on our business and results of operations.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. These include changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. They also include amendments to Canadian securities laws that introduced statutory civil liability for misrepresentations in continuous disclosure. These amendments have facilitated the introduction in Canada of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Significant damages could be awarded by courts in these types of actions should they be successful. Such awards of damages and costs relating to litigation could adversely affect our results of operations.

We believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available. The calculation of income taxes and the applicability of commodity taxes in many cases, however, require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits which could result in material changes to the amount of current and future income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

On June 30, 2010, amendments to the Québec Consumer Protection Act (QCPA) and the Regulation respecting the application of the QCPA came into force. These amendments introduce new provisions applicable to wireless, wireline, Internet and digital television service contracts relating to disclosure, amendments, renewal, termination and calculation of early cancellation fees. The amendments also introduce new rules applicable to disclosure on the sale of additional product warranties. These new QCPA provisions will result in additional costs of providing products and services in the Province of Québec, and may result in reduced revenues and additional churn.

For a description of the principal regulatory initiatives and proceedings affecting us, see Risks Relating to Our Regulatory Environment. For a description of the principal legal proceedings involving us, please see the section Legal Proceedings contained in BCE Inc.’s annual information form for the year ended December 31, 2009 dated March 11, 2010, as subsequently updated in BCE Inc.’s first, second and third quarter 2010 MD&A’s dated May 5, 2010, August 4, 2010 and November 3, 2010, respectively.

13.   Satellites used by Bell TV are subject to significant operational risks and satellites that are not yet built are subject to construction and launch delays that could have an adverse effect on Bell TV’s business and financial results.

In conjunction with the sale by BCE Inc. of its subsidiary Telesat Canada (Telesat) on October 31, 2007, a set of commercial arrangements between Telesat and Bell TV were put into place that provide Bell TV access to satellite capacity. Pursuant to these commercial arrangements, Bell TV currently uses three satellites. Telesat operates or directs the operation of these satellites.

Satellites utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell TV. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or micrometeoroids could also damage the satellites used by Bell TV.

Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell TV’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on Bell TV’s business and results of operations and could result in many customers terminating their subscription to Bell TV’s DTH satellite television service.

In addition, there are certain risks related to the construction and launch of new satellites. Launch delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals, and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Launch vehicles may fail resulting in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could adversely affect Bell TV’s ability to launch new services and reduce the competitiveness of its television services, and may adversely affect our results of operations.

14.   The theft of our satellite television services could have an adverse effect on Bell TV’s business and results of operations.

Bell TV faces a loss of revenue resulting from the theft of its services. In 2008, Bell TV introduced and completed a smart card exchange for its authorized digital receivers that is designed to block unauthorized reception of Bell TV’s signals. However, as with any technology-based security system, it is not possible to prevent with absolute certainty the compromise or circumvention of that security system. As is the case for all other television distributors, Bell TV has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise or circumvention of Bell TV’s signal security systems. The theft of Bell TV’s services could have an adverse effect on Bell TV’s business and results of operations.

15.   BCE Inc. is dependent on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

BCE Inc. has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and other companies, including its direct ownership of the equity of Bell Canada. BCE Inc.’s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are therefore dependent upon the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

BCE Inc.’s subsidiaries, joint ventures and other companies in which it has an interest are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries, joint ventures and other companies in which it has an interest upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries, joint ventures and other companies.

16.   We cannot guarantee that BCE Inc.’s dividend policy will be maintained or that dividends will be declared.

The board of directors of BCE Inc. reviews from time to time the adequacy of BCE Inc.’s dividend policy. On February 10, 2009, the board of directors of BCE Inc. adopted a common share dividend policy with a target dividend payout ratio of 65% to 75% of Adjusted EPS. This dividend policy was adopted with the objective of allowing sufficient financial flexibility to continue investing in BCE’s business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend are directly linked to growth in BCE Inc.’s Adjusted EPS. BCE Inc.’s dividend policy and the declaration of dividends are subject to the discretion of BCE Inc.’s board of directors and, consequently, there can be no guarantee that BCE Inc.’s dividend policy will be maintained or that dividends will be declared.

17.   A major decline in the market price of BCE Inc.’s securities may negatively impact our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may contribute to volatility in BCE Inc.’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s securities, may negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

18.   Health concerns about radio frequency emissions from wireless devices, as well as epidemics and other health risks, could have an adverse effect on our business.

It has been suggested that some radio frequency emissions from cellular phones may be linked to certain medical conditions. Interest groups have also requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. Increasing concern over the use of cellular phones and the possible related health risks is expected to put additional pressure on the wireless communications industry to demonstrate their safe use and could lead to additional government regulation, which could have a negative effect on our business. In addition, actual or perceived health risks of using wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. We rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meets all applicable safety requirements. Epidemics, pandemics and other health risks could also occur which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could have an adverse effect on our business and results of operations.

19.   Our business depends on the performance of and our ability to retain our employees.

Our business depends on the efforts, abilities and expertise of our employees and, more specifically, of our senior executives and other key employees. A key component of our retention strategy for our key personnel lies in our ability to provide clear, meaningful and challenging objectives that will drive performance and enhance their skills and expertise. Our senior executives and other key employees are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, and identifying business opportunities. The loss of one or more of these key individuals could impair our business and development until qualified replacements are found. There can be no assurance that these individuals could quickly be replaced with persons of equal experience and capabilities. Although we have compensation programs in place designed to help retain and motivate these individuals, we cannot prevent them from terminating their employment with us.

In addition, deterioration in employee morale resulting from continuing staff reductions and reorganizations, wage freezes and ongoing cost reductions could also adversely affect our business and financial results.

20.   The expected timing and completion of the proposed acquisition of CTVglobemedia is subject to closing conditions and other risks and uncertainties

The expected timing and completion of the proposed acquisition by BCE of the remaining 85% interest in CTVglobemedia that it does not already own is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions currently contemplated. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits and competitive, operational and cost efficiencies expected to result from the transaction will be fully realized.

III.	RISKS RELATING TO OUR REGULATORY ENVIRONMENT

This section describes the legislation that governs our businesses, and provides highlights of recent regulatory initiatives and proceedings and government consultations that affect us. Bell Canada, Bell Aliant and several of Bell Canada’s direct and indirect subsidiaries and significantly influenced companies, including NorthernTel, Télébec, Northwestel Inc. (Northwestel), Bell Mobility and Bell TV, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and the Bell Canada Act. Our business is affected by decisions made by various regulatory agencies, including the CRTC. The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada.

Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada the power to give general direction to the CRTC on any of these objectives. It applies to several of the Bell Canada companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant, NorthernTel, Northwestel and Télébec.

Under the Telecommunications Act, all facilities-based telecommunications service providers providing telecommunications services in Canada, known as “telecommunications common carriers” (TCCs), must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or are not regulated. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy.

The Telecommunications Act includes the following ownership requirements for companies, such as Bell Canada, Bell Aliant and Bell Mobility, that operate as TCCs:

  they must be eligible to operate as Canadian carriers;

  they must be Canadian owned and controlled corporations. Direct ownership must be at least 80% Canadian ownership of voting shares and indirect ownership, such as indirect ownership through BCE Inc., must be at least 66 2/3% Canadian ownership of voting shares;

  they must not otherwise be controlled by non-Canadians; and

  at least 80% of the members of their board of directors must be Canadian.

BCE Inc. monitors and periodically reports on the level of non-Canadian ownership of its common shares.

Key Telecommunications Issues

This section describes key regulatory issues which are being addressed, or have been addressed in past years, that influence or have influenced our business and may continue to affect our flexibility to compete in the marketplace.

INDUSTRY CANADA CONSULTATION ON REFORM OF CANADA’S TELECOMMUNICATIONS FOREIGN OWNERSHIP RULES

Following through on a commitment which the Federal Government made in its March 2010 Speech from the Throne, in June 2010, Industry Canada issued a consultation paper entitled “Opening Canada’s Doors to Foreign Investment in Telecommunications: Options for Reform”. The consultation paper seeks public comments on proposals to reform Canada’s foreign ownership and control restrictions that currently apply to TCCs, including Bell Canada and Bell Mobility and many of their competitors. The Industry Canada consultation paper sets out three different foreign ownership reform options for comment. Option 1 would raise the allowable non-Canadian voting share limits up to 49% for both TCCs and broadcasting licensees (including broadcast distribution undertakings) while retaining the current requirement for control in fact by Canadians. Option 2 would repeal the foreign ownership and control restrictions for TCCs which account for 10% or less of the annual Canadian telecommunications revenues (the existing rules for broadcasting licensees, including broadcast distribution undertakings, would be unchanged). Option 3 would repeal the above rules for all TCCs, regardless of their share of annual Canadian telecommunications revenues, but retain the existing rules for broadcasting licensees, including broadcast distribution undertakings. Bell Canada filed a submission supporting Option 1 to the extent any reform is deemed necessary. It is not possible to predict at this time which, if any, of the three reform options may be implemented. The Industry Canada consultation closed on July 30, 2010 and on November 22, 2010 the Minister of Industry announced that he would consider which approach to adopt on foreign ownership rules at the same time as decisions are made regarding the 700MHz spectrum auction rules, as part of an integrated regulatory approach. The 700 MHz spectrum consultations were subsequently launched on November 30, 2011 (refer to Radiocommunication Act – 700MHz Auction for more information).

Removing or easing the limits on foreign ownership for TCCs could result in more foreign companies entering the Canadian market. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Furthermore, the adoption of any rule that disadvantages incumbent carriers or carriers that are both broadcasting licensees (including broadcast distribution undertakings) and TCCs, such as Bell Canada, (as Options 2 and 3 do), would place us at a disadvantage relative to some of our competitors including as it relates to access to, and cost of, capital.

PARLIAMENTARY REVIEW OF USAGE-BASED BILLING (UBB)

On November 20, 2008, the CRTC issued Telecom Public Notice 2008-19 where it initiated a proceeding to consider Internet traffic management practices (ITMPs) for retail and wholesale Internet services. The CRTC sought comments with supporting rationale on the changes in bandwidth consumption that can lead to network congestion, technical or economic ITMPs that are currently available or may be developed in the future, and the impact of these practices on end-users. In addition, the CRTC examined the appropriateness of implementing regulatory measures in relation to Internet traffic management by ISPs. The CRTC issued its decision on October 21, 2009, in which it preserved ISPs’ flexibility to manage their networks and established certain transparency requirements. The CRTC approved the use of ITMPs, including application-specific ITMPs such as those applied by Bell Canada, encouraged the use of economic ITMPs such as UBB and established a framework against which future complaints about traffic management will be assessed.

On March 13, 2009, Bell Canada and Bell Aliant proposed tariffs that would introduce UBB for their wholesale residential Gateway Access Services (GAS) consistent with pricing changes that Bell Canada and Bell Aliant had been implementing since February 1, 2007 for their retail Internet access services. On August 12, 2009, the CRTC approved on an interim basis, in Telecom Order 2009-484, Bell Canada and Bell Aliant’s requests to introduce UBB with a proposed implementation date of 90 days following the CRTC’s August 12, 2009 interim approval. Following complaints with regards to the proposed implementation date, the CRTC confirmed on October 21, 2009, in Telecom Decision 2009-658, the interim approval granted to Bell Canada and Bell Aliant to introduce UBB for GAS but delayed the implementation date and stated that its final decision would address implementation issues.

On May 6, 2010, the CRTC issued its final approval in Telecom Decision 2010-255 of Bell Canada and Bell Aliant’s proposed implementation of wholesale UBB with changes. In particular, the CRTC established that UBB rates should be composed of a flat-fee cost-based rate, which the CRTC adjusted on a lowered basis in light of the implementation of UBB and, given that UBB is an ITMP, a UBB component that varies with usage based on the carrier’s own retail UBB components. On May 28, 2010, Bell Canada and Bell Aliant requested that the CRTC review and vary its decision with regards to certain of the mandated changes to their proposed tariffs.

On October 28, 2010, the CRTC approved in Telecom Decision 2010-802 many of the changes requested by Bell Canada and Bell Aliant but denied Bell Canada and Bell Aliant’s request to readjust the costs used to determine the flat-fee component of GAS. On the same day, the CRTC requested comments in Telecom Notice of Consultation 2010-803 as to whether or not UBB rates of GAS or equivalent services should be set at levels below the ILECs and the cable carriers’ comparable retail UBB rates and, if so, to what extent. On December 14, 2010, Bell Canada and Bell Aliant amended their proposed wholesale UBB tariffs in accordance with Telecom Decision 2010-802 and indicated that their newly proposed tariffs would be implemented on March 1, 2011.

On January 25, 2011, the CRTC issued its decision with regards to Telecom Notice of Consultation 2010-803, Telecom Decision 2011-44, and determined that wholesale UBB rates are to be established at a discount of 15 percent from the carrier’s comparable UBB rates for its retail Internet services.

On January 26, 2011, Vaxination Informatique, an IT consultant, filed a petition to the Governor-in-Council requesting that the Governor-in-Council review and overturn Telecom Decision 2010-802 as well as Telecom Decision 2011-44. In parallel, several small ISPs and end-users launched a public campaign to solicit opposition to UBB. On February 3, 2011, Bell Canada and Bell Aliant requested that the implementation of their wholesale UBB be delayed until May 1, 2011 to allow for billing adjustments in light of the CRTC’s January 25, 2011 decision.

A Parliamentary Committee was established on February 1, 2011 and is undertaking a study of UBB between February 3, 2011 and February 10, 2011. Also, on February 8, 2011, the CRTC

initiated a proceeding to review its decisions regarding UBB and suspended implementation of wholesale UBB pending the outcome of this review. It is not known at this time what impact these reviews of UBB decisions will have on Bell Canada and Bell Aliant’s wholesale Internet offerings.

REVIEW OF UNBUNDLED LOCAL LOOP RATES

On June 2, 2009, Bell Canada and Bell Aliant proposed changes to the existing rates for their wholesale service that provides unbundled local loops to competitors in their Ontario and Québec serving areas, and requested the CRTC to make the current rates interim until it issues its final determination. The companies filed updated cost studies to support their tariff application. On December 14, 2009, the CRTC issued Telecom Order 2009-775 and made the current loop rates interim, pending a complete review of the companies’ updated cost studies. The CRTC issued its decision on January 12, 2011 and the approved rate changes apply retroactively to the date of interim approval (December 14, 2009).

PROCEEDING TO REVIEW ACCESS TO BASIC TELECOMMUNICATIONS SERVICES AND OTHER MATTERS

The CRTC has a $175.8 million subsidy (contribution) regime (using 2010 data) to support local service in high-cost (i.e. rural and remote) areas. This subsidy is funded by an industry tax on revenues which was set at 0.73% of eligible telecom revenues in 2010. Bell Canada no longer draws monies from the contribution subsidy fund, and is also the largest payer into the fund. On January 28, 2010, the CRTC initiated a proceeding to review issues associated with access to basic telecommunications service. The proceeding includes a review of the obligation to serve, the basic service objective, and the local service subsidy (contribution) regime. It also re-examined the local competition and wireless number portability frameworks in the territories of the small ILECs.

The record of the proceeding closed in November 2010. The proceeding may result in increased annual contributions to the subsidy regime, which could have an adverse effect on Bell Canada’s business and financial results. The proceeding could also result in changes to the basic service objective which could include mandating the deployment of broadband in uneconomic areas. A decision is expected in the first quarter of 2011.

REVIEW OF REGULATORY FRAMEWORK FOR WHOLESALE SERVICES

In light of several CRTC decisions and appeals to the Governor-in-Council, the CRTC was required to rule on several issues related to wholesale access to incumbent local exchange carriers’ (ILECs) fibre-based broadband networks by September 1, 2010. Consequently, on August 30, 2010, the CRTC issued Telecom Regulatory Policy 2010-632. In this decision, the CRTC decided ILECs must provide competing ISPs with wholesale access to their fibre-to-the-node (FTTN) networks at speeds that match their retail service offers. The CRTC allowed ILECs to charge an additional 10% mark-up above cost for access over FTTN compared to similar services providing access over legacy infrastructure. By forcing telecommunications companies to offer competitors the same fibre-based Internet speeds that ILECs offer their retail customers, and at discounted prices, the CRTC has reduced the ILECs’ basic business incentive to invest in broadband development. However, the CRTC did not mandate any new wholesale Internet access services. For example, the CRTC did not order mandated access to fibre-to-the-home (FTTH) facilities, although this could be considered in the future.

The CRTC also directed cable companies to adjust their wholesale Internet services to provide, to the extent possible, for a degree of service aggregation that more closely resembles that provided by Bell Canada. This may increase the appeal to competing ISPs of the cable companies’ wholesale Internet services.

The Governor-in-Council had until November 29, 2010 to overturn the CRTC’s decision but did not do so.

PETITION SUBMITTED TO THE GOVERNOR-IN-COUNCIL BY ROGERS COMMUNICATIONS PARTNERSHIP INC. (ROGERS) RELATED TO THE CRTC DEFERRAL ACCOUNT MECHANISM

On January 26, 2011, Rogers submitted a petition to the Governor-in-Council pursuant to section 12 of the Telecommunications Act concerning Telecom Decision 2010-805, Bell Canada – Applications to review and vary certain determinations in Telecom Decision CRTC 2010-637 concerning the use of high-speed packet access wireless technology and the deferral account balance. In Telecom Decision 2010-805 (the Decision), issued on October 29, 2010, the CRTC approved Bell Canada’s revised proposal to use the approved $306.3 million of deferral account funds for the use of HSPA+ wireless technology instead of wireline digital subscriber line (DSL) for the expansion of broadband to the 112 communities approved for inclusion in Bell Canada’s deferral account-funded program.

In its petition, Rogers requests the Governor-in-Council to vary the Decision in the following respects:

i)	limit the CRTC’s approval of Bell Canada’s HSPA+ proposal to the 15 approved areas that Bell proposed to serve in year one (2011) of its four year rollout plan; and
ii)

conduct a competitive auction of deferral account funds to serve the remaining 97 approved areas. This auction should be open to any telecommunications service provider that commits to all the services, service levels, competitor services and pricing established by the CRTC for Bell Canada and that commits to roll out service to the locations in question at least as fast as Bell Canada has proposed to do. The bidder who satisfies these criteria and bids for the lowest deferral account subsidy for the 97 approved communities should be selected by the CRTC to provide the service.

A notice acknowledging receipt of the petition and setting out the associated process has not been published yet in the Canada Gazette. However, the Governor-in-Council may, until October 29, 2011, choose to vary or rescind the decision or refer it back to the CRTC for reconsideration of all or a portion of it.

Approval of the petition could result in the use of some of the $306.3 million deferral account funds by parties other than Bell Canada for the expansion of broadband to some of the approved areas. It could also result in Bell Canada having to return more than the $250 million that has already been approved by the CRTC to eligible residential customers via rebates.

Broadcasting Act

The Broadcasting Act assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to:

  protect and strengthen the cultural, political, social and economic fabric of Canada; and

  encourage the development of Canadian expression.

Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy. A corporation must meet the following ownership requirements to obtain a broadcasting or a broadcasting distribution licence:

  it must be Canadian-owned and controlled. At least 80% of all outstanding and issued voting shares and at least 80% of the votes must be beneficially owned directly by Canadians;

  at least 66 2/3% of all outstanding and issued voting shares of the parent corporation and at least 66 2/3% of the votes of the parent corporation must be beneficially owned and controlled, directly or indirectly, by Canadian interests;

  it must not otherwise be controlled by non-Canadians; and

  at least 80% of the board of directors, as well as the Chief Executive Officer (CEO), must be Canadian.

If the parent corporation of a broadcasting licensee has fewer than 80% Canadian directors on its board of directors, a non-Canadian CEO or less than 80% Canadian ownership, the parent corporation must demonstrate to the CRTC that it or its directors do not have control or influence over any of the broadcasting licensee’s programming decisions. Corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee. The CRTC may impose certain requirements, including the payment of certain benefits, as a condition of the transfer.

Canadian Broadcasting in New Media

In 2009, the CRTC conducted a hearing to consider issues pertaining to Canadian broadcasting in new media, including whether incentives or regulatory measures would be necessary for the creation and promotion of Canadian broadcasting content in new media. One proposal under consideration was the requirement for direct financial contribution from ISPs like Bell Canada. Although the CRTC, in Broadcasting Regulatory Policy CRTC 2009-329, dated June 4, 2009, ruled against imposing measures to fund the creation and promotion of Canadian new media broadcasting content, it also referred to the Federal Court of Appeal the legal question of whether ISPs are subject to the Broadcasting Act and therefore subject to broadcasting regulation.

The Federal Court of Appeal issued its decision on July 7, 2010, in which it concluded that ISPs “do not carry on, in whole or in part, ‘broadcasting undertakings’ subject to the Broadcasting Act when, in their role as ISPs, they provide access through the Internet to ‘broadcasting’ requested by end-users.” On September 27, 2010, The Alliance of Canadian Cinema, Television and Radio Artists (ACTRA), the Canadian Media Production Association (CMPA), the Director’s Guild of Canada (DGC) and the Writers Guild of Canada (WGC) filed an application to the Supreme Court of Canada seeking leave to appeal the Federal Court of Appeal’s July 7, 2010 decision. If the Supreme Court were to grant leave to appeal, reverse the Federal Court of Appeal’s decision and in so doing determine that ISPs do carry on a broadcasting undertaking when in their role as ISPs they provide access through the Internet to “broadcasting”, this would give the CRTC the jurisdiction to impose a levy on ISP revenues, which funds could be used (in whole or in part) to subsidize the creation and or distribution of Canadian new media broadcasting programming content.

Bell TV

We are subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell TV’s competitive position or the cost of providing its services. The licence under which we offer DTH satellite TV service was renewed in March 2004 and was to expire on August 31, 2010. The licence has since been extended for one year to August 31, 2011. Similarly, the licences under which we offer Bell Fibe TV were issued in 2004 and are set to expire on August 31, 2011. While we expect these licences will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted.

REVIEW OF DTH SATELLITE DISTRIBUTION POLICY

In Broadcasting Regulatory Policy CRTC 2010-167 (A group-based approach to the licensing of private television services), dated March 22, 2010, the CRTC stated its intention to conduct a review of its policies concerning DTH satellite services prior to the next licence renewal proceedings for the two DTH undertakings currently in operation (Shaw Direct and Bell TV). A public hearing took place on this issue in November 2010.

The proceeding focused on two issues: (i) the conventional local television stations that DTH distributors are required to offer to their subscribers; and (ii) the manner in which DTH distributors perform simultaneous substitution. Simultaneous substitution is a process whereby licenced broadcasting distribution undertakings (including Bell TV and its major competitors) are required to substitute local Canadian television signals for non-Canadian television signals where the programming is simultaneous and identical.

Additional regulatory requirements to distribute more Canadian conventional television stations, or further requirements for signal substitution, would increase costs and consume satellite capacity that might otherwise be put to more effective use, thereby having negative financial implications for the operation of Bell TV.

FEE-FOR-CARRIAGE

On October 30, 2008, the CRTC issued Broadcasting Public Notice 2008-100, in which it established its regulatory frameworks for broadcast distribution undertakings and discretionary programming services, and set out its policies related to signal carriage and distant signals. The majority of the CRTC’s determinations will be implemented on August 31, 2011 and in certain respects will provide Bell TV a measure of added flexibility in service packaging.

In Broadcasting Regulatory Policy CRTC 2010-167, the CRTC maintained the obligation on broadcasting distribution undertakings like Bell TV to contribute 1.5% of their annual broadcasting revenue to the Local Programming Improvement Fund. It also announced its intention to implement a regime where broadcasters can choose to either retain their existing regulatory protections or negotiate a Value for Signal (VFS) fee with distributors. Under the proposed regime, if broadcasters choose to negotiate a VFS fee, and negotiations fail, they would have the right to require the deletion of any signals they own and for which they have the exhibition rights from distribution in their market. In response to the position put forth by Bell Canada and others, the CRTC also concluded that there is a legal uncertainty as to whether it has the jurisdiction to impose a VFS regime. The CRTC has referred the question of its jurisdiction in this area to the Federal Court of Appeal which heard legal arguments on this subject on September 13 and 14, 2010. The VFS regime may not be implemented until the Federal Court of Appeal has decided the issue. A decision is expected shortly.

Proceeding to Review the Regulatory Framework Relating to Vertical Integration

On October 22, 2010, the CRTC approved an application by Shaw Communications Inc. (Shaw), on behalf of Canwest Global Communications Corp. (Canwest Global), for authority to transfer the effective control of Canwest Global’s licensed broadcasting subsidiaries to Shaw. On the same day, noting the growing trend of “vertical integration” taking place in the Canadian broadcasting industry (which the CRTC defines as the ownership, by one entity, of both programming and distribution undertakings, or, both programming undertakings and production companies), including BCE’s announced intention to seek the CRTC’s approval for a share transfer pursuant to which BCE would acquire sole control of CTVglobemedia, the CRTC launched Broadcasting Notice of Consultation 2010-783. In this proceeding, the CRTC will examine whether existing regulatory tools will be sufficient to address any concerns that vertically integrated distributors have the potential to behave in an anti-competitive manner, to the detriment of the Canadian broadcasting industry.

The CRTC reiterated its view that, with specific regard to programming rights, it prefers to see distribution of programs on a non-exclusive basis. However, the CRTC further stated that it did not intend to interpose itself into the wholesale commercial environment, but rather to regulate or, alternatively, establish guidelines only where measures appear warranted by the record of this proceeding. A hearing in this matter is scheduled to take place in the second quarter of 2011. It is not possible to determine the impact, if any, the CRTC’s decision will have. However, new rules regarding exclusive program arrangements could restrict programming flexibility.

Radiocommunication Act

Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility and other wireless service providers under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that radio communication in Canada is developed and operated efficiently.

The Minister of Industry has the discretion to:

  issue and amend radio licences;

  set technical standards for radio equipment;

  establish licensing conditions; and

  decide how radio spectrum is allocated and used.

Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to corporations under the Telecommunications Act.

The Radiocommunication Act contains provisions which make it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal in connection with unauthorized reception of satellite signals. Bell TV, Bell Canada, the Canadian Association of Broadcasters (CAB) and members of Canada’s broadcasting production community continue to encourage the Government of Canada to strengthen the Radiocommunication Act in order to combat the black market in signal theft.

Spectrum Licences

Companies must have a spectrum licence to operate wireless systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act. While we anticipate that the licences under which we provide wireless services will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. Industry Canada has indicated that even with full compliance with the conditions of a licence, Industry Canada could withdraw a licence based on circumstances in existence at the time of renewal. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business and financial results.

As a result of a 2003 Industry Canada decision, the licences under which we provide service which would have expired on March 31, 2006, will now expire on March 31, 2011. The personal communications services (PCS) licences that were awarded in the 2001 PCS auction will expire on November 29, 2011.

Consultation on the Renewal of Cellular and PCS Spectrum Licences

On March 25, 2009, Industry Canada initiated a consultation to consider the renewal of Cellular and PCS spectrum licences which expire in 2011. This consultation specifically addressed issues related to compliance as well as proposed conditions of licence that would be applicable to the renewed licences. Industry Canada indicated that a subsequent consultation would specifically address the handling of spectrum license fees upon renewal. While a formal decision regarding the renewal of Cellular and PCS spectrum licenses from Industry Canada has not occurred, in November 2010 the Minister announced, in a public address, that he decided to freeze spectrum licence fees at their existing rate for the time being. The Minister also stated that he will renew spectrum licences for a 20-year licence term. It is not known when a decision will be issued.

Consultation on Revisions to the Framework for Spectrum Auctions in Canada

On April 8, 2009, Industry Canada initiated a consultation, which considers changes to the 2001 Framework for spectrum auctions in Canada, which is a general policy which applies to all future spectrum auctions. The consultation invited comments on: (i) the use of auction types other than the currently used simultaneous multiple-round ascending auction format; (ii) the use of auctions to award satellite licences; (iii) restructuring the tier service areas for licensing so as to distinguish between rural and urban areas; (iv) the continued need for the condition of licence requiring that licencees invest a percentage of their adjusted gross revenues in R&D; (v) the length of renewal of being long-term, or ten-years, (vi) the application of spectrum licence fees to both auctioned and non-auctioned spectrum licences; and (vii) that these spectrum licence fees be based on an estimation of the market value of the spectrum in question (where Industry Canada has stated that market value could be estimated by considering fees for similar spectrum in Canada, the fees charged for similar spectrum in other jurisdictions, or as reflected in the prices paid at auction for similar spectrum). Determining the appropriate market value of spectrum to determine the level of future licence fees will likely be a contentious issue and could significantly affect the cost of spectrum for all carriers, including Bell Mobility. Bell Mobility filed its comments on June 15, 2009, and reply comments on July 15, 2009. Among other things, Bell Mobility argued for significantly longer licence terms and supported Industry Canada’s proposal to remove the 2% R&D investment requirement. We anticipate a decision in this proceeding in the first quarter of 2011. It is not possible to estimate, at this time, the impact that Industry Canada’s conclusions will have on our operations and results.

Consultation on Transition to Broadband Radio Service in the 2500-2690 MHz Band

On June 4, 2010, Industry Canada issued its long anticipated decisions on the transition to Broadband Radio Service in the 2500-2690 MHz band and consultation on changes related to the band plan which addresses issues surrounding the implementation of mobile service in the 2500 MHz band. The consultation was the next phase in Industry Canada’s 2006 2500 MHz policy, which enables use of the Bell-Rogers Inukshuk Wireless Inc. spectrum for mobile services, provided that approximately one-third of the licensed (fixed-use) spectrum is returned to Industry Canada. The document was comprised of two parts: Part A – Decisions and Part B – Consultation.

In Part A, Industry Canada issued decisions on issues such as the establishment of a firm transition date, eligibility requirements and treatment of incumbents, CRTC-licensed Multipoint

Distribution Service (MDS) broadcasting stations, geographic service areas, licence fees and conditions of licence. Regarding licence fees, Industry Canada indicated its intention to consult on a new licence fee regime that will apply to Broadband Radio Service licences.

In Part B, Industry Canada consulted on whether to adopt the U.S. or International band plan, and sought comments on a host of technical issues surrounding the use of the spectrum as well as on the timing for the completion of necessary spectrum exchanges or transactions. Responses to the consultation were due by September 10, 2010 and reply comments were submitted on October 8, 2010. As Industry Canada has not issued any decision on Part B of the consultation, it is not possible to estimate, at this time, the impact that Industry Canada’s conclusions will have on our operations and financial results.

700 MHz Auction

Industry Canada is planning to auction spectrum in the 700 MHz band for mobile and fixed wireless service, with the actual auction anticipated to occur in late 2012. The band is currently used by broadcasters for over-the-air analog TV service and a decision to auction the 700 MHz band is complicated by the requirement to first move the broadcasters off the spectrum. In this regard, current policy dictates that the broadcasters must vacate the band by August 31, 2011. However, it is uncertain whether broadcasters will meet this deadline. In November 2010, Industry Canada initiated its initial consultation leading toward the 2012 auction. In this regard, comments are due to be filed by February 28, 2011, with reply comments due by March 30, 2011. Among other things the consultation asks whether measures are required to increase and/or sustain competition in Canada’s wireless market. In this regard the consultation seeks views on whether the use of spectrum set asides, as was used in the 2008 AWS auction, and/or spectrum caps would be in the public interest. Either one of these measures could have an adverse impact on and limit Bell Canada’s ability to acquire spectrum in the auction.

Accessibility for Ontarians with Disabilities Act, 2005 (AODA) – Proposed Standard for Pay Telephone Furniture

The Ontario government is currently considering a proposed Accessible Built Environment standard under the AODA process which could require significant changes to the arrangement of all pay telephone furniture in Ontario. Bell Canada currently has in excess of 35,000 pay telephones installed in Ontario. The average cost of renovating pay telephones to comply with the proposed standard is estimated to exceed $1,000 per unit. Bell Canada submitted comments on October 16, 2009 to reduce the cost of compliance. Based on comments received, the Accessible Built Environment Standards Development Committee (ABE-SDC) finalized its recommendations and then submitted its final proposed standard to the Minister of Community and Social Services in July 2010. No decision on the final proposed standard has been released by the Minster to date. The ABE-SDC recommendations acknowledge that the provision of public pay telephone service in Canada is subject to comprehensive sector specific regulation under the purview of the CRTC and that barrier removal for persons with disabilities can be addressed through a CRTC ruling process. If new standards addressing accessibility issues for all public pay telephone customers are demonstrably required, they would apply equally to all public pay telephone providers across Canada.

Bell Canada Act

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE Inc., unless the sale or disposal would result in BCE Inc. retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of its business, the CRTC must also approve the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities.

IV.	RISK MANAGEMENT PRACTICES

BCE Inc.’s audit committee (Audit Committee) is responsible for the oversight of our risk management processes. Such processes are designed to manage, rather than eliminate, the risk of failure to achieve our business objectives. The Audit Committee also takes into account significant social, environmental and ethical matters that relate to our business.

We have enterprise-wide risk assessment processes which incorporate the internal control and enterprise risk management frameworks of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Risk assessment and evaluation is an important part of the annual business planning cycle. In developing their annual plans, BCE’s business units identify and assess significant risks to the achievement of their business objectives and, where necessary, develop mitigation plans. The risk information generated is reviewed with senior management and BCE Inc.’s board of directors in evaluating the business plans for each of the business units and the company as a whole. The Internal Audit group plans its annual activities employing a risk-based review of internal control processes in the company. Throughout the year the Internal Audit group carries out continuing assessments of the quality of controls. On a quarterly basis the Internal Audit group reports to the Audit Committee on the results of its internal audits and on areas identified for specific improvement. The Internal Audit group also promotes effective risk management in our lines of business.

The Audit Committee considers the effectiveness of the operation of our internal control procedures, reviewing reports from the Internal Audit group and BCE Inc.’s external auditors. The Audit Committee reports its conclusions to BCE Inc.’s board of directors.